[GRAPHIC OMITTED] Acergy

                          Acergy S.A. Management Change

London, England - April 15, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today that Stuart Jackson, Chief Financial Officer since April 2003 has resigned to take up a new position as Chief Financial Officer and Executive Director at COLT Telecom Group S.A. (COLT). Mr. Jackson is expected to leave Acergy at the end of the third quarter 2009.

The Board has appointed search agents to assist in identifying candidates for the Chief Financial Officer position.

Jean Cahuzac, Chief Executive Officer, Acergy said: "I would like to extend my thanks and those of the Board to Stuart for his commitment and invaluable contribution over the past six years. Stuart has been an integral part of the team which transformed the Group's fortunes, positioning Acergy as a global leader in the offshore engineering and construction market. I wish him well with the next stage of his career."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.